Lazard Alternative Strategies Fund, L.L.C.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A special meeting of members was held on September 30, 2009 to vote on the following proposal. The proposal received the required number of votes of members and was adopted.

Proposal 1: To elect each of Kenneth S.  Davidson, Nancy A.
Eckl, Leon M. Pollack, Richard Reiss, Robert M. Solmson and
John R. Reinsberg as a Manager of the Fund, each to serve for an indefinite term and until his or her successor is duly elected and qualified.


    MANAGER                   FOR         WITHHOLD AUTHORITY

Kenneth S. Davidson       54,911,976.48       392,058.77
Nancy A. Eckl             54,911,976.48       392,058.77
Leon M. Pollack           54,911,976.48       392,058.77
Richard Reiss             54,911,976.48       392,058.77
Robert M. Solmson         54,911,976.48       392,058.77
John R. Reinsberg         54,911,976.48       392,058.77